

July 31, 2013

Via E-mail
Ms. Amber McCandless
Chief Financial Officer
Interactive Multi-Media Auction Corporation
2/F Eton Tower, 8 Hysan Avenue,
Causeway Bay, Hong Kong,
SAR, China

> Re: **Interactive Multi-Media Auction Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 17, 2013**
> **File No. 333-185909**

Dear Ms. McCandless:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions, page 66

1. We note your response to comment 2 in our letter dated June 17, 2013. Please disclose the issuance of stock to your consultants for the consulting services provided. In this regard we note your disclosure on Note 3 on page 43 that 2,400,000 and 2,325,000 shares of common stock were issued to consultants on September 30, 2012 and October 30, 2012, respectively, for services provided. Please refer to Item 404(a) of Regulation S-K.

Signatures

2. Please ensure that your signature page is dated.

Exhibit 5.1

3. As previously requested in our comment letter dated February 1, 2013, please revise the references in the opinion to the Registered Shares being "for sale by the Company" and to "the Company offer[ing] the registered Shares for sale" considering that the registration statement covers the resale of shares by selling stockholders and not a primary distribution by the company.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director